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                                 Schedule 13D
                                (Rule 13d-101)

Information to Be Included in the Statements Filed Pursuant to Rule 13d-1(a) and
              Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                   Under the Securities Exchange Act of 1934

                        FIRST CAPITAL BANCSHARES, INC.
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                               (Name of Issuer)



                         Common Stock, $0.01 Par Value
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                        (Title of Class of Securities)



                                   31941G101
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                                (CUSIP Number)

                              J. Aubrey Crossland
                        207 Highway 15/401 Bypass East
                      Bennettsville, South Carolina 29512
                                (843) 454-9337

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                              September 11, 2001
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                     (Date of Event which Requires Filing
                              of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                               Page 1 of 5 pages
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                        (Continued on following 4 pages)


                                      13D
CUSIP NO. 31941G101

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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY)

      Wylie F. Cartrette
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4
      BK and PF (See Item 3)
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
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                          SOLE VOTING POWER
                     7
     NUMBER OF            44,300 shares of Common Stock, $0.01 par value per
                          share (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0- shares of Common Stock, $0.01 par value per
     OWNED BY             share (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             44,300 shares of Common Stock, $0.01 par value per
                          share (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   -0- shares of Common Stock, $0.01 par value per
                          share (See Item 5)
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      44,300 shares of Common Stock, $0.01 par value per share (See Item 5)
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                               Page 2 of 5 pages
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                                                               Page 3 of 5 pages

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13 7.86% of the issued and outstanding shares of common stock, $0.01 par value per share (See Item 5)
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      TYPE OF REPORTING PERSON
14
      IN
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ITEM 1. SECURITY AND ISSUER

        This Statement relates to the common stock, $0.01 par value, of First Capital Bancshares, Inc. a South Carolina corporation ("First Capital"). The principal executive offices of First Capital are located at 207 Highway 15/401 Bypass East, Bennettsville, South Carolina 29512.

ITEM 2. IDENTITY AND BACKGROUND

        This Schedule 13D is being filed by the following reporting person:

        Wylie F. Cartrette
        Residence or Business Address:           100 Cartrette Circle, McColl,
                                                 SC 29570
        Principal Occupation or Employment:      Real Estate Developer
        Name of Employer:                        Self-Employed
        Principal Business of Employer:          N/A
        Principal Address of Employer:           N/A
        Citizenship: United States of America

        Mr. Cartrette has not been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Mr. Cartrette used $100,000 of his personal funds and $100,000 pursuant to a loan from Banker's Bank to purchase the 20,000 shares described in Item 5. Mr. Cartrette used $243,000 pursuant to a loan from Branch Banking & Trust to purchase the 24,300 shares described in Item 5.

ITEM 4. PURPOSE OF TRANSACTION

        Mr. Cartrette acquired all of the shares in First Capital discussed in
Item 5 below for investment purposes and, as of the dates of such purchases, not with any purpose, or with the effect of, changing or influencing the control of
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First Capital, or in connection with or as a participant in any transaction having that purpose or effect. Mr. Cartrette may acquire additional shares in First Capital from time to time in open market transactions.

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER

          Wylie F. Cartrette's aggregate beneficial ownership interest and percentage of the class of securities identified pursuant to Item 1 equals 44,300 shares and 7.86%, respectively, of the common stock, $0.01 par value per share, of First Capital. This amount of shares is the sum of: (a) 20,000 shares held of record by Wylie F. Cartrette purchased in connection with First Capital's incorporation and initial public offering for $10 per share, or a total of $200,000; and (b) 24,300 shares held of record by Wylie F. Cartrette purchased on or about September 11, 2001 for $10 per share, or a total of $243,000. Mr. Cartrette has the sole power to dispose or to direct the disposition of 44,300 shares of common stock, shared power to vote or to direct the vote of zero shares of common stock, sole power to dispose or to direct the disposition of 44,300 shares of common stock, and shared power to dispose or to direct the disposition of zero shares of common stock.

          Except as discussed herein, Mr. Cartrette has not effected any transactions in the First Capital's securities beneficially owned by him during the past 60 days. No persons other than Mr. Cartrette are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the above-described securities.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None

                               Page 4 of 5 pages
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                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: September 14, 2001




                                               /s/ Wylie F. Cartrette
                                               ---------------------------------
                                          Wylie F. Cartrette